[ROPES & GRAY LLP LETTERHEAD]

March 26, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Attention:  Mr. James O’Connor and Ms. Christina DiAngelo

Re:

Registration Statement on Form N-14 of HighMark Funds filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2009 (File No. 333-157497)

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided orally by Ms. Christina DiAngelo of the Commission staff on March 4, 2009 and March 11, 2009 and by Mr. James O’Connor of the Commission staff on March 18, 2009, regarding the Registration Statement of HighMark Funds (“HighMark”) on Form N-14 (the “Registration Statement”) relating to the proposed acquisition of the assets and identified liabilities of (i) North Track Equity Income Fund, a series of North Track Funds, Inc. (“North Track”), by HighMark Equity Income Fund in exchange for Class A, Class B and Class C shares of HighMark Equity Income Fund, (ii) North Track Geneva Growth Fund, a series of North Track, by HighMark Geneva Growth Fund in exchange for Class A, Class B and Class C shares of HighMark Geneva Growth Fund, (iii) North Track NYSE Arca Tech 100 Index Fund, a series of North Track, by HighMark NYSE Arca Tech 100 Index Fund in exchange for Class A, Class B and Class C shares of HighMark NYSE Arca Tech 100 Index Fund and (iv) North Track Wisconsin Tax-Exempt Fund, a series of North Track, by HighMark Wisconsin Tax-Exempt Fund in exchange for Class A, Class B and Class C shares of HighMark Wisconsin Tax-Exempt Fund (each, a “Reorganization,” and together, the “Reorganizations”).  North Track Equity Income Fund, North Track Geneva Growth Fund, North Track NYSE Arca Tech 100 Index Fund and North Track Wisconsin Tax-Exempt Fund are the “Acquired Funds.”  HighMark Equity Income Fund, HighMark Geneva Growth Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund are the “Acquiring Funds.”  For convenience of reference, Ms. DiAngelo’s and Mr. O’Connor’s comments have been summarized before each response.

1.

Comment:  Update references to the North Track Prospectus and Statement of Additional Information dated March 1, 2008 to the North Track Prospectus and Statement of Additional Information dated March 1, 2009 in the prospectus/proxy statement and statement of additional information.

Response:  The requested changes have been made.

2.

Comment:  Modify the language in the introductory paragraph to the fee tables in the prospectus/proxy statement to disclose that the fee tables are based on the most recent fiscal year end of the Acquired Funds.

Response:  The requested change has been made in the response to Question 3 on page 2 of the prospectus/proxy statement.

3.

Comment:  Add to the prospectus/proxy statement (i) narrative disclosure explaining that the aggregate distribution and shareholder service fees for Class A shares of the Acquiring Funds are higher than the aggregate distribution and shareholder service fees for Class A shares of the Acquired Funds and describing the differences in fees and (ii) a footnote to the “Other Expenses” line of the fee tables of the Acquired Funds describing that a shareholder service fee of up to 0.25% is included in Other Expenses.

Response:  The requested changes have been made in the response to Question 3 on page 3 of the prospectus/proxy statement and in the fee tables on pages 6 to 8 of the prospectus/proxy statement.

4.

Comment:  Consider whether any “acquired fund fees and expenses” need to be disclosed in the fee tables of the prospectus/proxy statement.

Response:  “Acquired fund fees and expenses” are not disclosed in the fee tables for the Acquired Funds or the pro forma fee tables for the Acquiring Funds because “acquired fund fees and expenses” for each Acquired Fund for the most recent fiscal year were less than 0.01% of the average net assets of such Acquired Fund, and it is not anticipated that any Acquiring Fund will incur “acquired fund fees and expenses” of greater than 0.01% of the average net assets of such Acquiring Fund in its first year of operations.

5.

Comment:  Disclose in the prospectus/proxy statement the differences in the contingent deferred sales charge schedules applicable to Class B shares of the Acquired Funds and Class B shares of the Acquiring Funds by showing the contingent deferred sales charge schedules for Class B shares of the Acquired Funds and the Acquiring Funds and adding narrative disclosure describing the differences between such schedules.

Response:  The requested changes have been made following the expense examples on pages 10 to 11 of the prospectus/proxy statement.

6.

Comment:  Please review the numbers for the 3-, 5- and 10-year periods in the pro forma expense example for HighMark NYSE Arca Tech 100 Index Fund in the prospectus/proxy statement.

Response:  HighMark has reviewed the numbers and appropriate changes have been made to the pro forma expense example for HighMark NYSE Arca Tech 100 Index Fund on page 10 of the prospectus/proxy statement.

7.

Comment:  Consider whether the use of the valuation policies and procedures of the Acquiring Funds to value the assets of the Acquired Funds in connection with the consummation of the Reorganizations is expected to result in a different valuation than what would be obtained using the valuation policies and procedures of the Acquired Funds.  If a different valuation would be obtained, please disclose any adjustments that would be required in the capitalization tables.

Response:  HighMark has compared the valuation policies and procedures of the Acquired Funds to the valuation policies and procedures of the Acquiring Funds and run shadow pricing tests to determine whether the valuation policies and procedures produce different valuations. Based on the results of the foregoing, it is not expected that the use of the Acquiring Funds’ policies and procedures to value the assets of the Acquired Funds will result in different valuations than what would be obtained using the valuation policies and procedures of the Acquired Funds.

8.

Comment:  Consider whether the statement that the board of directors of North Track considered “the substantial overlap in the securities portfolio of each Acquired Fund with the Acquiring Fund into which it will be reorganized and the manageable amount of built-in gains in the securities portfolios of the Acquired Funds, which will allow the securities portfolio of each Acquired Fund to be repositioned to align its holdings with the investment strategy and program of the relevant Acquiring Fund without generating significant capital gains that must be distributed to the Acquired Fund shareholders” which is set forth on page 21 of the prospectus/proxy statement is an appropriate consideration with respect to the Reorganizations.

Response:  The statement has been removed.

9.

Comment:  Provide disclosure in the prospectus/proxy statement regarding the expected potential limitations on the use by each Acquiring Fund of capital loss carry forwards of its corresponding Acquired Fund following the Reorganizations.

Response:  The following statement has been added under the heading “Federal Income Tax Consequences” on page 24 of the prospectus/proxy statement: “The ability of each Acquiring Fund to carry forward capital losses of the corresponding Acquired Fund and use such losses to offset future gains will not be limited as a result of the Reorganizations.”

10.

Comment:  Provide disclosure addressing whether the board of directors of North Track considered the performance of the series of HighMark Funds as compared to their benchmarks.

Response:  The requested disclosure has been added to the section titled “Board of Directors’ Considerations” on page 22 of the prospectus/proxy statement.

In addition, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the review of this filing by the Commission’s staff, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the review by the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Should you have any questions, please do not hesitate to call me at (415) 315-6385.  Thank you for your assistance.

Very truly yours,

/s/ Jessica Riley Hale
Jessica Riley Hale

cc:

Karen Seaman, HighMark Capital Management, Inc.

John M. Loder, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP